EXHIBIT 8

MEMBER OF THE STATE BAR OF CALIFORNIA
PRACTICE LIMITED TO MATTERS OF
FEDERAL INCOME TAXATION.

MURRAY H. FALK
2040 W. Calle Casas Lindas
Green Valley, AZ 85614

Tel. (520) 648-1164

May 13, 2005

Discovery Bancorp
338 Via Vera Cruz
San Marcos, California 92078

Dear Sirs and Mesdames:

     You have requested my opinion regarding certain federal income tax consequences of the proposed merger of DB Merger Company into Discovery Bank, pursuant to which Discovery Bank will become a wholly-owned subsidiary of Discovery Bancorp (the “Merger”).

FACTS

     Discovery Bancorp (“Holding Company”) was incorporated under the laws of the State of California on October 7, 2004, at the direction of the Board of Directors of Discovery Bank (“Bank”), for the purpose of acquiring all of the outstanding shares of Bank’s common stock and acquiring certain assets and assuming certain liabilities of Celtic Capital Corporation, a commercial finance lender (“Celtic”). The formation of a holding company will provide business alternatives for Bank that are desirable to com-pete with other major banks and larger regional banks, many of which have been similarly reorganized. The formation of the holding company will also facilitate the proposed acquisition of the assets of Celtic Capital Corporation and the establishment of a finance company subsidiary.

     Holding Company has filed an application with the Federal Reserve Board (“FRB”) for prior approval to become a bank holding company and applications with the Federal Deposit Insurance Corporation (“FDIC”) and the California Department of Financial Institutions (“DFI”) for approval of the Merger. The FRB issued its approval on February 25, 2005, the FDIC issued its approval on March 10, 2005 and the DFI issued its approval on April 1, 2005. When approved, the Merger will qualify as a statutory merger under applicable state law.

     Holding Company presently has total assets of $1,000, owns no tangible property and, therefore, as necessary, will use the Bank’s existing premises, facilities and personnel. Holding Company’s needs in this regard are expected to be minimal, and Holding Company will reimburse Bank for such expenses. Holding Company’s offices are located in the Bank’s offices at 338 Via Vera Cruz, San Marcos, California. Holding Company does not contemplate any substantial expenditures for equipment, office space, or additional personnel prior to consummation of the Merger or for the foreseeable future.

     Bank is a California banking corporation engaged in the business of general commer-cial banking. Its primary market area is San Diego County, California. It markets certain of its services, such as small business loans and real estate loans, to an expanded market encompassing portions of Riverside and Orange Counties, California. Following the Merger, Bank will continue its historic business and use its historic business assets in that business. DB Merger Company (“Subsidiary’), a wholly-owned subsidiary of Holding Company, is a transitory corporation that engages and will engage in no substantial business activity other than to effect the Merger. Neither Holding Company nor any person related to Holding Company owns, or immediately prior to the Merger will own, any stock of Bank.

     No party to the Merger is an investment company as defined in section 368(a)(2)(F) (iii) and (iv) of the Internal Revenue Code of 1986, as amended (the “Code”). No inter-corporate debt exists between any of Holding Company, Bank, and Subsidiary that was issued, acquired, or will be settled at a discount in connection with the Merger. No party to the Merger is under the jurisdiction of a court in a Title 11 or similar case within the meaning of 368(a)(3)(A) of the Code.

     The terms of the Merger are contained in the Plan of Reorganization and Merger Agreement dated as of October 20, 2004 (“Plan of Reorganization”) among Bank, Subsidiary, and Holding Company.

     Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

     Holding Company, through its wholly-owned subsidiary, Celtic Merger Corp., intends to acquire, in an immediately taxable transaction, certain assets and assume certain liabilities of Celtic, a commercial finance lender operating in the markets of Southern and Northern California and in Arizona.. Simultaneously, Celtic Merger Corp will obtain a commercial finance lender’s license, change its name to “Celtic Capital Corporation,” and engage in the business previously conducted by Celtic.

     There are few commercial finance companies operating in Southern California that possess the size and business characteristics that would be compatible with the Bank and its financial capability, and none available that could be considered reasonable alternatives to Celtic.

     Under the terms of an Asset Purchase Agreement dated January 27, 2005 (the “Purchase Agreement”) by and among the Holding Company, Celtic Merger Corp, certain of Celtic’s principals and Celtic, Celtic will be paid the net book value of its furniture, fix-tures and equipment plus the aggregate outstanding principal balance of, and accrued but unpaid interest owing on, the loans and outstanding balances on lines of credit that Celtic has extended to its customers, minus the outstanding balance of Celtic’s debt to Wells Fargo Bank which was used to fund Celtic’s loan business. At December 31, 2004, the net payment to Celtic would have been $3,582,873 (the “Net Payment Amount”). In addition to the Net Payment Amount, Celtic will receive a premium of $900,000 in cash and $800,000 worth of the Holding Company’s common stock valued at the per share price established in connection with a public offering to commence immediately after the holding company reorganization (the “2005 Public Offering”). It has been independently determined that the amount of the said premium is fair.

     The said Purchase Agreement contains standard representations and warranties and places various restrictions on the conduct of Celtic’s business from the date of the Purchase Agreement to the completion of the asset purchase. In addition to other conditions, the Holding Company is obligated to complete the transaction only if it receives the necessary regulatory approvals, has sold not less than $6.0 million of common stock in the 2005 Public Offering and has arranged for appropriate debt financing for the on-going operation of the commercial finance business that it is acquiring. The asset purchase transaction is also conditioned upon entering into employment contracts with two of Celtic’s principals and a consulting agreement with another of Celtic’s principals, together with non-compete agreements.

     The Celtic asset and liabilities acquisition by Holding Company is subject to regulatory approval. The parties to the purchase and sale of the assets and liabilities of Celtic and to the Merger are unrelated, and the Merger is not, in any way, dependent upon consummation of the Celtic asset and liabilities acquisition by Holding Company or any of Holding Company’s subsidiaries.

     You have directed me to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Plan of Reorganization and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Plan of Reorganization, in your Registration Statements (Forms S-4) filed with the United States Securities and Exchange Commission on January 18, 2005, April 6, 2005, and May 10, 2005, and in the Proxy Statement/ Prospectus contained therein are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the “Effective Date”). I have not independently verified any factual matters relating to the Merger with or apart from my preparation of this opinion and, accordingly, my opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

     On the Effective Date of the Merger, Subsidiary will be merged into Bank, with the Bank surviving the merger (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Holding Company. Its name will continue to be “Discovery Bank.” Simultaneously upon the Merger, all of the assets (other than those distributed in the transaction) and all of the liabilities (except to the extent satisfied or discharged in the transaction) of Bank and Subsidiary immediately before the Merger will be the assets and liabilities of the Surviving Corporation following the Merger and the separate legal existence of Subsidiary for all purposes will cease. The Articles of Incorporation of Bank as in effect immediately prior to the Effective Date of the Merger will remain the Articles of Incorporation of the Surviving Corporation; the by-laws of Bank will remain the by-laws of the Surviving Corporation until altered, amended or repealed; the banking charter and certificate of authority of Bank issued by the Commissioner of the DFI will remain the charter and certificate of authority of the Surviving Corporation; the insurance of deposits coverage of Bank by the FDIC will be remain the deposit insurance of the Surviving Corporation; and the directors and officers of Bank immediately prior to the Effective Date of the Merger will remain the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation will serve until the next annual meeting of share-holders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     The shares of common stock of Subsidiary issued and outstanding immediately prior to the Effective Date of the Merger will be converted into and exchanged by Holding Company for 100 shares of fully paid common stock of Bank as the Surviving Corpora-tion. Holding Company has no intention of selling or otherwise disposing of any of those shares of common stock of Bank.

     All shares of common stock of Bank that are issued and outstanding immediately prior to the Effective Date will, upon the Effective Date of the Merger, by virtue of the Merger and without any action on the part of the holders thereof, be exchanged for and converted into an equal number of shares of fully paid and nonassessable common stock of Holding Company. Outstanding certificates representing shares of such common stock of Bank will thereafter represent shares of the common stock of Holding Company, and such certificates may, but need not, be exchanged by the holders thereof after the Merger becomes effective for new certificates for the appropriate number of shares bearing the name of Holding Company. Those shareholders of Bank who object to the Merger are not entitled to dissent from the merger and receive payment of the fair value of their shares, and no significant number of the shares of the common stock of Holding Company stock to be received by them in the Merger that are intended to be sold or otherwise disposed of by Bank’s current shareholders.

     Upon and by reason of the Merger becoming effective, the options to purchase shares of common stock of Bank that have been granted by Bank pursuant to its Stock Option Plan will be deemed to be options granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company, and Holding Company will issue replacement stock options for shares of its common stock so that appropriate adjustments to reflect the Merger may be made to (i) the class and number of shares of common stock available for options under the Stock Option Plan and (ii) the class and number of shares and the price per share of the common stock sub-ject to options outstanding under Bank’s Stock Option Plan.

     In addition, the warrants to purchase shares of common stock of Bank issued pursuant to Bank’s 2003 Unit Offering will be deemed to be warrants granted by Holding Com-pany with the same terms and conditions and for the same number of shares of common stock of Holding Company. Outstanding certificates representing Bank’s warrants there-after will represent Holding Company warrants and such certificates may, but need not, be exchanged by the holders thereof, after the Merger becomes effective, for new certifi-cates for the appropriate number of warrants bearing the name of Holding Company. Holding Company will issue shares of its common stock upon exercise of the warrants, making appropriate adjustments to reflect the Merger.

     From time to time, as and when required by the provisions of any agreement to which Bank or Holding Company shall have become a party after October 20, 2004 (the date of the Plan of Reorganization) providing for the issuance of shares of common stock or other equity securities of Bank or Holding Company in connection with a merger into Bank or any other banking institution or other corporation, Holding Company will issue in accordance with the terms of any such agreement shares of its common stock or other equity securities as required by such agreement or in substitution for the shares of com-mon stock or other equity securities of Bank required to be issued by such agreement, as the case may be, which the shareholders of any other such banking institution or other corporation will be entitled to receive by virtue of any such agreement.

     Except for the options issued as mentioned above, no options to purchase Bank Common Stock and no securities or other instruments convertible into Bank Common Stock will be outstanding on the Effective Date of the Merger.

     All of the expenses of the merger, including filing fees, printing costs, mailing costs, accountant’s fees and legal fees will be borne by the Surviving Corporation. In the event that the Merger is abandoned for any reason, the expenses will be paid by the Bank.

OPINION

     In my opinion, the merger transaction as structured is a reverse triangular merger that meets the requirements of a “reorganization” as defined in section 368(a)(1)(A) of the Code as augmented by the provisions of Code section 368(a)(2)(E). Assuming that the Merger is consummated in accordance with the terms, conditions and other provisions of the Plan of Reorganization and that all of the factual information, descriptions, represen-tations and assumptions set forth in this letter, in the Plan of Reorganization, in your Registration Statements (Forms S-4) filed with the United States Securities and Exchange Commission (“SEC”) on January 18, 2005, as amended on April 6, 2005, and further amended on May 10, 2005 and May 13, 2005, and in the Proxy Statement/Prospectus contained therein are accurate and complete in all relevant respects, and will be accurate and complete in all relevant respects at the time the Merger becomes effective, it is my opinion that for federal income tax purposes:

1.	The Merger will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Bank, Subsidiary, and Holding Company will each be a party to the reorganization within the meaning of section 368 (b) of the Code.

2.	Neither Subsidiary nor Holding Company will recognize any gain or loss as a result of the Merger.

3.	Bank will not recognize any gain or loss as a result of the Merger.

4.	Holders of Bank Common Stock and Warrants exchanged in the Merger for Holding Company Common Stock and Warrants, as the case may be, will not recognize any gain or loss as a result of the Merger.

5.	The adjusted basis of the assets of Bank after the Merger will be the same as the adjusted basis of the assets held by Bank and (if any) by Subsidiary immediately before the Merger.

6.	With regard to shareholders who held their shares of Bank’s Common Stock and Warrants as capital assets, the period for which they have held such Common Stock and Warrants will be included in their holding period for the Holding Company’s Common Stock and Warrants, as the case may be, received in the exchange.

7.	The tax basis of the shares of Holding Company Common Stock and Warrants received by a shareholder of Bank will equal the tax basis of such shareholder’s shares of Bank Common Stock and Warrants, as the case may be, exchanged in the Merger.

     My opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested my opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. I do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal tax law arising under the laws of the United States.

     This opinion not intended or written by me to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer.

     My opinion is based on the understanding that the relevant facts are, and will be on the Effective Date of the Merger, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, my opinion could be affected. My opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such changes may be made with retroactive effect. I can give no assurance that after any such change, my opinion would not be different.

     I undertake no responsibility to update or supplement my opinion after the Effective Date of the Merger. This opinion may be relied upon only with respect to the proposed Merger described herein.

     I hereby consent to the filing of this opinion letter with the SEC as Exhibit 8 to the Registration Statement.

Very truly yours,
/s/ Murray H. Falk
Murray H. Falk